

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 29, 2009

Mark J. Plush
Vice President and Chief Financial Officer
Keithley Instruments, Inc.
28775 Aurora Road
Solon, Ohio 44139

> **Re:** **Keithley Instruments, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2008**
> **Filed December 15, 2008**
> **Form 10-Q for the quarterly period ended December 31, 2008**
> **Filed February 9, 2009**
> **File No. 001-9965**

Dear Mr. Plush:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended September 30, 2008

Notes to Consolidated Financial Statements, page 24

Note L - Segment and Geographic Information, page 38

1.   Disclosure of long-lived assets by geographic area under SFAS 131 should present tangible assets only and should not include intangibles or investments. See question 22 to the FASB publication "Segment Information: Guidance on Applying Statement 131." Apply in future filings.

Form 10-Q for the Quarter Ended December 31, 2008

Condensed Consolidated Balance Sheets, page 2

2.   We note recently your recorded book value has exceeded (and may currently exceed) your market capitalization. Please tell us how the fact that your book value exceeds your market capitalization was considered when assessing your long-lived assets for impairment. Tell us the results of any impairment assessments of your long-lived assets during the quarter and up to the date of this letter. Revise your disclosures in future filings as necessary based on our comment

Notes to Condensed Consolidated Financial Statements, page 5

M. Income Taxes, page 11

3.   We see that you recorded a tax provision of $30.2 million for the first quarter of fiscal year 2009 and note that approximately $30.0 million of the provision relates to valuation allowance recorded against your deferred tax assets. In future filings please describe in greater detail the nature of the positive and negative evidence you considered in your determination that a portion of your deferred tax assets were not considered realizable and discuss how that evidence was weighted. Also, expand the disclosures herein and in Management's Discussion and Analysis in future filings to address the factors considered by management in determining whether the Company's deferred tax assets will or will not be realized. Your future revisions should address the factors outlined in paragraphs 20 to 25 of Statement 109.

4.   Please tell us why you did not believe it was necessary to record a valuation allowance against your deferred tax assets in fiscal year 2008. In this regard, we note you also incurred losses before income taxes in both the third and fourth quarters of fiscal 2008 and you disclose herein that your "customers across all industries and geographies demonstrated reduced order patterns, which began during the later part of our fourth quarter of fiscal 2008 and have continued into fiscal year 2009". Please specifically tell us the significant factors, both positive and negative, that factored into your conclusions as to the date it became more likely than not that a significant portion of your deferred tax assets would not be realized. Discuss any changes in such factors that occurred in the first quarter of fiscal year 2009 as compared to the last two quarters in fiscal 2008. Please expand the disclosures herein and in Management's Discussion and Analysis in future filings to address the matters outlined in our comment.

*   *   *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jay Webb at (202) 551-3603 or me at (202) 551-3554 if you have any questions regarding comments on the financial statements. Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller at (202) 551-3635 if you have questions on any other comments.

Sincerely,

Angela Crane
Accounting Branch Chief